SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

LAPIS INVESTMENT BUSINESS TRUST, MPF BADGER ACQUISITION CO., LLC, MPF DEWAAY FUND 5, LLC, MPF DEWAAY FUND 6, LLC, MPF FLAGSHIP FUND 10, LLC, MPF DEWAAY FUND 2, LLC, MPF DEWAAY FUND 4, LLC, MP VALUE FUND 5, LLC, MPF DEWAAY FUND 7, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 13, LLC, MP VALUE FUND 7, LLC, MPF DEWAAY FUND 8, LLC, MPF FLAGSHIP FUND 9, LLC, MPF INCOME FUND 24, LLC, MP FALCON FUND, LLC, MPF FLAGSHIP FUND 12, LLC, MPF SPECIAL FUND 9, LLC, MPF FLAGSHIP FUND 14, LLC; SUTTER OPPORTUNITY FUND 4, LLC; AND MACKENZIE PATTERSON FULLER, LP
(BIDDERS)
SHARES OF CLASS A and CLASS B-3 COMMON STOCK
(Title of Class of Securities)

720190 206  Class A
720190 503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$30,200,000	$2,260.92

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,000,000 Shares of Class B-3 and 100,000 Class A Shares at a purchase price equal to $15.10 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: Lapis Investment Business Trust, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Fund 6, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Fund 2, LLC, MPF DeWaay Fund 4, LLC, MP Value Fund 5, LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MPF DeWaay Fund 8, LLC, MPF Flagship Fund 9, LLC, MPF Income Fund 24, LLC, MP Falcon Fund, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 14, LLC; Sutter Opportunity Fund 4, LLC; and Mackenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 2,000,000 Shares of Class B-3 and 100,000 Shares of Class A common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $15.10 per Share, less the amount of any dividends declared or made with respect to the Shares between November 4, 2010 (the “Offer Date”) and December 10, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2010 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  This Offer is for up to 2,000,000 Class B-3 and 100,000 Class A Shares. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had approximately 74,000 holders of record owning an aggregate of 39,702,190 Class B-3 Shares and 93,254,160 Class A Shares, as of August 6, 2010, according to its Annual Report on Form 10-K for the year ended December 31, 2009 (adding the Class B-1 shares to the Class A shares because the converted on August 9, 2010).  After the conversion of the B-2 Shares on November 7, 2010, the total outstanding Class A Shares should be 132,956,299.  The Purchasers and their affiliates currently beneficially own approximately 280,000 Class A Shares (including B-1 and B-2 shares) and 140,000 Class B-3 Shares, or approximately 0.2% of the outstanding Class A Shares (including B-1 and B-2 shares) and approximately 0.4% of the outstanding Class B-3 Shares.  The 2,000,000 Shares of Class B-3 subject to the Offer constitute 5.04% of the outstanding Class B-3 Shares and the 100,000 Shares of Class A subject to the Offer constitute less than 0.1% of the outstanding Class A Shares (including B-1 and B-2 Shares). Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $30,200,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital, unrestricted lines of credit, and binding capital commitments.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated November 4, 2010

(a)(2)	Assignment Form
(a)(3)	Cover letter dated November 4, 2010
(a)(4)	Form of advertisement in Investor’s Business Daily
(a)(5)	Form of Press Release
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 4, 2010

Lapis Investment Business Trust, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Fund 6, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Fund 2, LLC, MPF DeWaay Fund 4, LLC, MP Value Fund 5, LLC, MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MPF DeWaay Fund 8, LLC, MPF Flagship Fund 9, LLC, MPF Income Fund 24, LLC, MP Falcon Fund, LLC, MPF Flagship Fund 12, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 14, LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Sutter Opportunity Fund 4, LLC
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Investment Business Trust
By: Lapis Advisers, LP, its trustee
By: Lapis-GP, LLC

By:	/s/ Kjerstin Hatch
Kjerstin Hatch, Manager